AEM SPA

07023493

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/101/2007/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

SEC MAIL PROCESSING
RECEIVED
MAY 10 2007
WASH. D.C. 160 SECTION

BY COURIER

May 4, 2007

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
MAY 17 2007
THOMSON FINANCIAL

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

AEM SPA

PRESS RELEASE

THE BOARD OF DIRECTORS RESOLVES THE START-UP OF THE OWN SHARES PURCHASE PROGRAMME

Milan, 4 May 2007 – The Board of Directors of AEM S.p.A today resolved to start up the implementation of the own shares purchase programme authorised by the ordinary Meeting of the partners with resolution of 27 October 2006.

The details of the own shares purchase programme are as follows:

- the objective is to allow the Company to seize any opportunities for the productive investment of company liquidity, even in hedging and negotiation operations;
- the purchases will be carried out within the limits of the distributable profits and reserves available as shown in the last financial accounts approved;
- the maximum amount of shares subject to the purchase programme may not exceed 5% of the capital (and therefore, altogether, 90,002,370 shares); thus, taking into account the 16,159,850 shares already owned by the Company at today's date (equal to approximately 0.89% of the capital), the number of shares subject to purchase may not exceed 73,842,520;
- the purchases will be made in the Stock Market in which they are listed, at one or several times, within 18 months from the aforementioned date of the Meeting's resolution, in accordance with the terms set out in article 132 of legislative decree 24 February 1998 no. 58, article 144-*bis* of Consob Regulation no. 11971/1999 and every other applicable regulation, at a price no more than 5% and no less than 5% with respect to the reference price recorded for the share in the Stock Market session preceding each individual purchase operation.

Any subsequent modifications to the above mentioned purchase programme will be promptly communicated to the public by AEM.

For further information:
Media and Territory – Press Office AEM S.p.A. (Biagio Longo Tel. 02 7720.4582/3487775161)
Investors Relations – AEM S.p.A. Tel. 02 7720.3879 ir@aem.it
www.aem.it

END